Exhibit (a)(ix)

              LUMENIS ANNOUNCES OPTION EXCHANGE AND ADOPTS FAS 123

      Yokneam, Israel, March 28, 2003 - Lumenis Ltd (NASDAQ: LUME) today announced the commencement of a voluntary stock option exchange program for its employees. The company also announced it would adopt SFAS No.123 "Accounting for Stock-Based Compensation" effective January 1, 2003.

      Arie Genger, Vice Chairman and Chief Executive Officer of Lumenis Ltd. said, "Our employees are essential to our long-term success and stock options are an important long term incentive program designed to focus employees on the objective of increasing shareholder value. By re-aligning option exercise prices to reflect the current market price for our shares, we hope to restore the incentive power of our previously-granted options. We will also substantially reduce the number of options outstanding through this offer."

      Under the exchange program, eligible participants will be all current active employees of the company or any of its subsidiaries, as well as members of the company's Medical Advisory Board, holding outstanding options to purchase shares of Lumenis which have an exercise price per share of $6.00 or more ("Eligible Options"). Members of the board of directors will not participate in this program.

      Eligible Options will be cancelled in exchange for new options ("New Options") that will be granted at an exercise price equal to the closing price of Lumenis's shares on the date of grant of the new options, expected to be the second trading day following the end of the exchange period. The offer is expected to commence immediately and remain open until April 28, 2003.

      New Options will be granted at a ratio of one New Option for each three Eligible Options with an exercise price of $6.00 -$14.99 and one New Option for each four Eligible Options with an exercise price of $15 or more. The New Options will vest in four equal installments every six months over a 24-month period after the date of grant. If all 4,140,527 Eligible Options are exchanged for approximately 1,199,883 New Options, then options outstanding will be reduced by 2,940,644.

      In conjunction with this program, Lumenis will adopt SFAS No. 123 effective January 1, 2003, for all prospective option grants, including those made under this exchange program. The Company will expense the fair value of future option grants over the vesting period. The fair value of the new options to be granted in the exchange program is expected to be approximately $1 million, which will be amortized ratably over the vesting period of two years. In addition, based on current compensation programs, the Company expects that the adoption of SFAS No. 123 will result in an annual non-cash charge to earnings of approximately $1 million for 2003 increasing to $3 million per year within three years.

About Lumenis

      Lumenis develops, manufactures, and markets state-of-the-art proprietary laser and intense pulsed light devices. Its systems are used in a variety of aesthetic, ophthalmic, surgical and dental applications, including, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, psoriasis, open angle glaucoma, secondary cataracts, age-related macular degeneration, ENT, gynecology, urinary lithotripsy, benign prostatic hyperplasia, neurosurgery and dentistry. For more information about the Company and its products log on to http://www.lumenis.com.

      The statements in this press release that are not historical facts are forward-looking statements which are subject to risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward looking statements based on a variety of factors, including, among others: uncertainties with respect to market acceptance of the Company's products, obtaining regulatory approvals for new products or for the sale of existing products in new markets and enforcement of intellectual property rights; risks associated with competition and competitive pricing pressures, economic conditions generally, the Company's international operations and the Company's ability to integrate its operations with those of acquired businesses; and other risks detailed from time to time in the reports filed by Lumenis with the SEC, including its annual report on Form 10-K and quarterly reports on Form 10-Q.

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Contacts: Kevin Morano
          CFO
          212-515-4187




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